FILED BY VULCAN MATERIALS COMPANY
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: FLORIDA ROCK INDUSTRIES, INC.
COMMISSION FILE NO. 001-07159
[The following is an excerpt of a memorandum sent on February 19, 2007 by David Donaldson, Vice President and Amy Tucker, Senior Attorney, Vulcan Materials, to Vulcan Materials managers with respect to customer communications in connection with the proposed acquisition of Florida Rock.]
[Talking Points]
•	As you have likely heard, Vulcan Materials today announced that it is acquiring Florida Rock, one of the nation’s leading producers of construction aggregates, cement, concrete and concrete products in the Southeast and Mid-Atlantic states.

•	As an important customer of ours, we wanted to reach out to you directly to tell you about this news.

•	Our acquisition of Florida Rock will significantly enhance Vulcan Materials’ strategic position, further broadening our geographic reach and enabling us to serve you even more effectively through more sources of supply and strategically positioned quarries, plants and distribution centers.

•	Florida Rock is an ideal, natural business fit; we both have highly compatible cultures, similar management philosophies, and a commitment to operational excellence.

•	We look forward to operating two very complementary businesses as a combined company.

•	We want to assure you that it will be business as usual from our team, with the same high-quality service you’ve come to expect from us. We do not anticipate any related changes in contacts in the near future.

•	Our relationship with customers like you is of the utmost importance to us. We appreciate your continued support and look forward to maintaining our partnership with you well into the future.

•	So you won’t be surprised, we expect the Department of Justice or the Federal Trade Commission to conduct their standard antitrust investigation of transactions of this size. In the course of that investigation, someone from the DOJ or FTC may give you a call to ask your opinion of the deal.

•	As you know, we make every effort to fill your orders even in times of tight supply. We believe that this transaction will allow us to provide you even better service with the flexibility of more sources of supply.

•	We will keep you apprised of any relevant news as it develops. In the meantime, I will do my best to answer any questions you may have.
[Voicemail For Use With Customers]
     Hi, this is [insert name] from Vulcan Materials. Because you are an important customer of ours, I was calling to fill you in first-hand on some exciting news that we are announcing this afternoon. Vulcan Materials today is announcing that it will be acquiring Florida Rock. This transaction is a major milestone for Vulcan Materials and I would be delighted to tell you more about it and answer any questions you might have. I will call you back to discuss or feel free to call me when you have a moment.

[Frequently Asked Questions For Use With Customers]
1.	How will our relationship be impacted? Who will be servicing my account?
It will be business as usual, with the same team and high quality service you’ve come to expect from us. We do not anticipate any changes in your contacts at Vulcan Materials in the near future.
2.	What about pricing?
The combination will have no effect on our pricing.
3.	What’s the strategic rationale for doing this transaction?
Our acquisition of Florida Rock represents an important milestone for Vulcan Materials. The combined company will have an enhanced strategic position and greatly expanded presence in the Florida market and other high-growth Southeast and Mid-Atlantic states, enabling us to serve you even more effectively through more sources of supply and strategically positioned quarries, plants and distribution centers.
4.	What are the terms of the transaction?
Vulcan Materials will acquire Florida Rock in a cash and stock transaction valued at approximately $4.6 billion. Of the total consideration, 70% of Florida Rock shares will be paid for in cash and 30% will be paid for in newly issued shares.
5.	When do you anticipate that the transaction will close?
We anticipate the transaction will close mid-year 2007, subject to Florida Rock shareholder approval, approval by regulatory and other authorities and customary closing conditions. Until then, Florida Rock and Vulcan Materials remain independent competitors.
6.	Do you expect an antitrust review?
We will work with the antitrust agencies to obtain Hart-Scott-Rodino clearance as expeditiously as practicable. While there can be no guarantee, we are confident that we will obtain clearance mid-year 2007, if not sooner.
7.	Does the combined company plan to divest any businesses or close any facilities?
We anticipate consolidating offices and operations throughout the combined footprint; that said, it is premature to discuss specifics. However, we do not anticipate any changes that would impact our ability to serve customers.
8.	What will happen to the Florida Rock management team?
Florida Rock’s President and CEO, John Baker, will be joining Vulcan Materials’ Board of Directors and Thom Baker will become Division President of Vulcan Materials’ new Florida Rock Division, where he will oversee the company’s consolidated operations in the state of Florida. Upon close of the transaction, we will all be working together to integrate the two companies effectively and expeditiously.
[Customer Email Template]
February 19, 2007

Dear [Vulcan Materials Customer],
This afternoon we announced that we will be acquiring Florida Rock, one of the nation’s leading producers of construction aggregates, cement, concrete and concrete products in the Southeast and Mid-Atlantic states.
Our acquisition of Florida Rock will significantly enhance Vulcan Materials’ strategic position, further broadening our geographic reach, and enabling us to serve you even more effectively through more sources of supply and strategically positioned quarries, plants and distribution centers.
Florida Rock is an ideal, natural business fit; the two companies have highly compatible cultures, similar management philosophies, and a commitment to operational excellence. We look forward to operating two very complementary businesses as a combined company.
Our relationship with customers like you is of the utmost importance to us and we want to assure you that it will be business as usual from our team, with the same high quality products and services you’ve come to expect from Vulcan Materials.
We appreciate your continued support and look forward to maintaining our partnership with you well into the future.
Sincerely,
[Name]
Important Information
     This document may be deemed to be solicitation material in respect of the proposed transaction. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF FLORIDA ROCK ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to shareholders of Florida Rock. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from www.vulcanfloridarock.com, www.vulcanmaterials.com or www.flarock.com.
Vulcan Materials, Florida Rock and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transaction. Information regarding Vulcan Materials’ directors and executive officers is available in Vulcan Materials’ proxy statement for its 2006 annual meeting of shareholders, which was filed with the SEC on April 13, 2006, and information regarding Florida Rock’s directors and executive officers is available in Florida Rock’s proxy statement for its 2007 annual meeting of shareholders, which was filed with the SEC on December 7, 2006. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.
Cautionary Statement Regarding Forward-Looking Statements

Certain matters discussed in this document, including expectations regarding future performance of Florida Rock and Vulcan Materials, contain forward-looking statements that are subject to risks, assumptions and uncertainties that could cause actual results to differ materially from those projected. These risks, assumptions, and uncertainties include, but are not limited to, those associated with general economic and business conditions; changes in interest rates; the timing and amount of federal, state and local funding for infrastructure; changes in the level of spending for residential and private nonresidential construction; the highly competitive nature of the construction materials industry; pricing; weather and other natural phenomena; energy costs; cost of hydrocarbon-based raw materials; increasing healthcare costs; the timing and amount of any future payments to be received by Vulcan Materials under two earn-outs contained in the agreement for the divestiture of Vulcan Materials’ Chemicals business; the ability to successfully integrate acquisitions quickly and in a cost-effective manner and achieve anticipated profitability and synergies; and other risks, assumptions and uncertainties detailed from time to time in either company’s SEC reports, including each company’s report on Form 10-K for the year. There can be no assurance that the transaction described above will be consummated. Forward-looking statements speak only as of the date hereof, and each company assumes no obligation to update such statements.